SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULE 13d-1(d) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. ___)

                                 Stratabase.Com
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                     855699
                                 (CUSIP Number)

     Mr. Joe MacDonald                              David Lubin, Esq.
     General Partner                                Herrick, Feinstein LLP
     New Horizons LP                                2 Park Avenue
     248 West Park Avenue #211                      New York, New York 10016
     Long Beach, New York 11561                     (212)592-1400
     (212) 229-8194

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                            November 10, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

CUSIP NO.  855699                     13D                   Page  2 of  4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         New Horizons LP
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         900,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         900,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        900,000  shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.47%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  855699                      13D                   Page  3 of  4 Pages

                                  PART II TO SCHEDULE 13D

Item 1.  Security and Issuer

      (a) Title of Security:  Common Stock, par value $.001 per share
      (b) Name of Issuer:     Stratabase.Com
      (c) Address of Principal Executive Office of the Issuer:
                                                34314 Marshall Road
                                                Suite 203
                                                Abbotsford BC
                                                V2S 1L2 Canada

Item 2.  Identity and Background.

      New Horizons LP, a New York limited partnership, is a managed investment hedge fund with its principal business and office located at 248 West Park Avenue, # 211, Long Beach, New York 11561.

      (d) During the last five years, there have been no criminal proceedings against the Reporting Person.
      (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent juirisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

      In March 1999, the Reporting Person purchased 900,000 shares of Common Stock at $.25 per share from the Company for $225,000 in a private sale. The Reporting Person used working capital to purchase such shares.

Item 4.   Purpose of Transaction.

      In March 1999, the Reporting Person purchased 900,000 shares of Common Stock at $.25 per share from the Company for $225,000 in a private sale. The Reporting Person currently holds such shares of Common Stock for investment purposes. The Reporting Person does not currently have any plans or proposals which would result in any of the actions enumerated in
      Item 4(a) through (j).

Item 5.   Interest in Securities of the Issuer.

      (a)-(b) As of the date of this filing, the Reporting Person is the beneficial owner of an aggregate of 900,000 shares of Common Stock which shares represent 12.47% of the total outstanding shares of Common Stock of the Issuer.

            The Reporting Person has the sole power to vote and depose of all of the shares of Common Stock beneficially owned by him.

            For purposes of calculating the Reporting Person's percentage ownership as disclosed in Part I, Answer 13 of this Schedule 13D the total number of issued and outstanding shares includes 6,343,772 shares of Common Stock and 876,000 shares of Common Stock vested as of date hereof. This calculation does not include 2,400,000 warrants which are outstanding but are not exercisable until the effectiveness of a registration statement covering such warrants.

      (c) The Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

      (d)   Not applicable

      (e)   Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None

CUSIP NO.  855699                      13D                   Page  4 of  4 Pages

Item 7.   Materials to be Filed as Exhibits.

      None



                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 31, 2000                      NEW HORIZONS LP


                                    By:   /s/Joe MacDonald
                                          -----------------------------
                                          Joe MacDonald, General Partner